

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 27, 2021

Justin English
Chief Executive Officer
Salt Blockchain Inc.
c/o Ballard Spahr LLP
1735 Market Street, 51st Floor
Philadelphia, PA 19103

> **Re: Salt Blockchain Inc.**
> **Amendment No. 4 to Registration Statement on Form 10-12G**
> **Filed September 10, 2021**
> **File No. 000-56283**

Dear Mr. English:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Amendment No. 4 to Registration Statement on Form 10-12G

Item 1. Business, page 1

1. We have reviewed your response to comment 2 from our letter dated July 20, 2021. Please provide us with the following additional information as it relates to situations where you are the lender and repledge/rehypothecate borrower collateral:
    - You state that you do not account for the transfer of the assets as sales, but rather as secured borrowings under ASC 860. Please provide us with an example transaction, showing the journal entries you record when a) making the collateralized loan to the borrower and b) upon repledging/rehypothecating the related digital asset collateral;
    - You state that you account for digital assets as non-financial assets (i.e. intangible assets), notwithstanding the fact that they are treated as "financial assets" for purposes of the UCC. In light of this statement, tell us how you concluded digital

asset collateral should be accounted for using ASC 860, when ASC 860-10-15-4.a appears to scope out nonfinancial assets; and

- You state that you consider the economic benefit of borrower collateral to shift to you when you sell, pledge, contribute or otherwise transfer the digital assets to a third party (i.e. you obtain control of the digital assets). Explain how control shifts to you, specifically addressing if legal title changes per your loan agreement. Explain why, upon obtaining control, you do not record such collateral as intangible assets under ASC 350, similar to your accounting for indefinite-lived digital assets as discussed on page F-11 . Tell us how you considered the guidance in ASC 350, including the derecognition guidance in 350-10-40-1 when determining the appropriate accounting for repledged/rehypothecated borrower collateral.

2. We have reviewed your response to comment 2 from our letter dated July 20, 2021. Since your USDC borrowings represent approximately 74% and 56% of total notes payable and 7% and 9% of total liabilities, at December 31, 2020 and March 31, 2021, respectively, it appears such borrowings are material. As previously requested, please tell us how you account for any USDC that you hold *and* USDC that you repledge, including the applicable accounting literature.

3. In situations where you borrowed digital assets, you state that the borrowings are accounted for as hybrid instruments, with a liability host contract that contains an embedded derivative based on the changes in the fair value of the underlying crypto asset. Further, you state that the host contract is not accounted for as a debt instrument because it is not a financial liability. Please provide us with the following additional information:
- Provide additional detail to support your conclusion that the host contract is not a debt instrument. For example, clarify whether you believe the host contract is not a debt instrument because the loan can be open-ended or repayable upon demand;
- Further explain the substance and terms of open-ended or repayable upon demand agreements and quantify the amount of these agreements you have entered into at each reporting date;
- Explain in greater detail how you determine the fair value of the underlying crypto assets for purposes of marking the embedded derivative to market. Tell us the specific exchange or principal market you use.

Item 2. Financial Information

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 55

4.   Please disclose the full name of TradeStation and clarify what type of entity TradeStation is.

Item 15. Financial Statements and Exhibits

Notes to Consolidated Financial Statements

Borrower Collateral and Custody Assets, page F-10

5.   We continue to evaluate your response to comment 1 from our letter dated July 20, 2021. We may have further comments.

Note 5 - Digital Assets, net, page F-18

6.   We have reviewed your response to comment 8 from our letter dated September 10, 2021. Please revise your next amendment to provide the following information related to your digital assets, net:
   •   the specific amounts of each individual digital asset category (BTC, ETH, USDC, etc.) purchased and sold during the periods presented; and
   •   quantify the gain or loss on each individual digital asset category, as requested in the previous letter.

General

7.   We note your disclosure on page 3 that Salt Lending LLC originates U.S. Dollar denominated loans through the Platform. We also note that you have borrowed a significant amount of USDC in recent periods, and your heading on page F-60 entitled "USD and USDC loans." Please consistently clarify throughout whether you are lending in USDC and/or USD. If you are engaged in lending in both USDC and USD, please disclose the breakdown between each.

8.   We note your response to comments 3 and 30 from our letters dated August 13, 2021 and June 8, 2021, respectively, and the high percentage of your total assets that your response suggests are investment securities. You note in your response that you do not believe you are an investment company under the Investment Company Act of 1940 ("1940 Act") because the Company is engaged in a business other than that of investing, reinvesting, owning, holding, or trading in securities. In particular, you note that the Company together with its subsidiaries is a lending company engaged in the business of providing loans collateralized by digital assets. In your response you also note that the Company submits that the detailed listing of assets on an unconsolidated basis should not be necessary as part of investment company analysis under the 1940 Act. Your response does not provide an adequate basis for evaluation by the staff. Please provide us with detailed legal analysis explaining whether you are, are not, or that your operations will not

Justin English
Salt Blockchain Inc.
October 27, 2021
Page 4

      cause you to register as, an investment company as defined in the 1940 Act. To the extent applicable, please fully address the exclusion(s) from the 1940 Act you are relying on and provide us with detailed legal analysis supporting your determination that the exclusion is available to you. Your analysis should include all facts upon which your determination is based and how your investment strategy will support that exclusion. In forming your analysis, we refer you to *In re Tonopah Mining Co.* (26 S.E.C. 426 (1947)).

9.   We note that disclosure in your Form 10-12G provides that in 2019, the Company withdrew from its pursuit of entering into, through the Company's affiliates, the business of engaging in and offering registered investment adviser services. Your disclosure also provides that the Company acquired Harmonic Technologies, LLC along with a related perpetual license to a package of trading execution software, algorithmic trading strategies, historical tick data, and quantitative scripts in January 2021, which has allowed the Company to manage its treasury and collateral assets internally. Lastly, your disclosure notes that the Company is in the early stages of developing digital asset management services for certain qualified customers. Please provide a detailed discussion of the Company's current investment advisory activities as well as any current plans for the Company's expansion into digital asset management services. In your response, please provide us with detailed legal analysis explaining whether you are or are not an investment adviser as defined in the Investment Advisers Act of 1940 ("Advisers Act"). To the extent applicable, please fully address any exclusion(s) from the Advisers Act you are relying on and provide us with detailed legal analysis supporting your determination that the exclusion is available to you. Your analysis should include all facts upon which your determination is based.

     We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     You may contact David Irving, Staff Accountant, at (202) 551-3321 or Sharon Blume, Accounting Branch Chief, at (202) 551-3474 if you have questions regarding comments on the financial statements and related matters. Please contact David Lin, Staff Attorney, at (202) 551-3552 or Sandra Hunter Berkheimer, Legal Branch Chief, at (202) 551-3758 with any other questions.

                  Sincerely,

                  Division of Corporation Finance
                  Office of Finance